Far Point Acquisition Corporation

390 Park Avenue

New York, NY 10022

June 8, 2018

VIA EDGAR

Lisa Krestynick

United States Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Far Point Acquisition Corporation
Registration Statement on Form S-1
Filed May 22, 2018, as amended
File No. 333-225093

Dear Ms. Krestynick:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Far Point Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Monday, June 11, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ David Bonanno
David Bonanno
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP